Filed by Northern Genesis Acquisition Corp. II

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Northern Genesis Acquisition Corp. II

Commission File No. 001-39881

This filing relates to the proposed merger involving Northern Genesis Acquisition Corp. II (“Northern Genesis 2”). with Embark Trucks Inc. (“Embark”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of June 22, 2021.

On June 28, 2021, the CEO of Embark, Alex Rodrigues was interviewed by Varney & Co. on Fox Business. A copy of the transcript of this interview is set forth below.

25-year-old’s self driving tech company going public via $5.2B SPAC

Fox Business, Varney & Co. – 6.28.21

Stuart Varney :

A self driving truck startup called Embark is set to go public. This is a $5.2 billion SPAC deal, the CEO and co founder of Embark Alex Rodrigues, joins me now. Alex, welcome to the program. Good to see you. First of all, thanks for your the 25 or 26 year old whiz kid are you not.

Alex Rodrigues :

And that seems to be the thing that people put on Twitter. Yeah.

Stuart Varney:

I read it. So what you do, you got self driving technology software that you install on the truck so you don’t build the trucks you just got the software to make them self driving, is that accurate.

Alex Rodrigues:

Yeah that’s right Embark is focused on building best in class software, and then partnering with leading shippers and carriers to actually bring that technology out into the market,

Stuart Varney:

Am I right in saying that a few years ago, like 2018, a self driving truck made it from coast to coast, that true. That’s right. That was our truck. That was your truck. Now, with your software does a driver have to be behind the wheel, or at least in the passenger seat or somewhere.

Alex Rodrigues:

Yeah, so the way that the technology is designed to be used is operating between what’s called transfer points. And so what that means is that it doesn’t go into the city so it wouldn’t go into the the downtown warehouse location from the segment, a second ago, but it will go. It will go between cities so it starts at a location near the highway and goes between for example, Los Angeles and Phoenix, and then you have a local driver who will pick it up and take it that last mile, all the way into the city and it’s meant when it’s going between hub to hub it’s meant to operate with, with nobody inside at all, nobody inside at all when

Stuart Varney:

you’re going hub to hub. Now when, may we actually see this happen.

Alex Rodrigues:

Yeah, this is something that Embark has been developing for more than five years. So we spent a lot of time testing us on the road today, there’s still somebody inside the truck safety driving it. We anticipate deploying this commercially inside our carrier partners fleets in 2024.

Stuart Varney:

So, I’m just trying to synthesize all this in 2024, you may have a truck on the road with no driver behind the wheel, or in the passenger seat, going from hub to hub maybe 1000 miles up to hub, you can do that in 2024 That’s your expectation right

Alex Rodrigues:

Yeah that’s right and that’s something we’ve been, we’ve been testing for a long time. So, these are trucks that we run on freight routes today with real freight, with our partners, they regularly run from from one end to the other without the person needing to do anything so this isn’t just an idea this is something that we’re commercially operating today and we look out to 2024 to being able to have these running across the US Sunbelt.

Stuart Varney:

So you’re 25, 26 years old, when you go public through this bank will you become an instant billionaire.

Alex Rodrigues:

I don’t think so. We’ve got, we got a lot of work ahead of us and my focus is really on getting these trucks up and running and moving as much freight as we can.

Stuart Varney:

Well Alex you are a diplomat, and I hope you make it big time and that’s a fact. Thanks for joining us, Alex. I hope to see you again soon.

Alex Rodrigues:

Thanks for having me.

Transcribed by https://otter.ai

Forward-Looking Statements

This message includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Embark’s and Northern Genesis 2 actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, Embark’s and Northern Genesis 2’s expectations with respect to future performance. These forward-looking statements also involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted in connection with any proposed business combination; (2) the inability to complete any proposed business combination in a timely manner or at all; (3) delays in obtaining, adverse conditions contained in, or the inability to obtain necessary regulatory approvals or complete regulatory reviews required to complete any proposed business combination; (4) the risk that the business combination may not be completed by Northern Genesis 2 business combination deadline and the potential failure to obtain an extension of the business combination deadline if sought; (5) the failure to satisfy the conditions to the consummation of the transaction, including the adoption of the agreement and plan of merger by the stockholders of Northern Genesis 2 and Embark and the satisfaction of the minimum trust account amount following redemptions by Northern Genesis 2’s public stockholders; (6) the lack of a third party valuation in determining whether or not to pursue the proposed business combination; (7) the risk that any proposed business combination disrupts current plans and operations and/or the impact that the announcement of the proposed business combination may have on Embark’s business relationships; (8) the inability to recognize the anticipated benefits of any proposed business combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain key employees; (9) costs related to the any proposed business combination; (10) changes in the applicable laws or regulations; (11) volatility in the price of Northern Genesis 2’s securities due to a variety of factors, including changes in the competitive and highly regulated industries in which Embark plans to operate, variations in performance across competitors, changes in laws and regulations affecting Embark’s business and changes in the combined capital structure; (12) the possibility that Embark or Northern Genesis 2 may be adversely affected by other economic, business, and/or competitive factors; (13) the impact of the global COVID-19 pandemic; and (14) other risks and uncertainties separately provided to you and indicated from time to time described in filings and potential filings by Embark and Northern Genesis 2 with the U.S. Securities and Exchange Commission (the “SEC”), including those discussed in Northern Genesis 2’s Annual Report Form 10-K for the fiscal year ended December 31, 2020 (“Form 10-K”) and Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 and those that are expected to be included in the registration statement on Form S-4 and proxy statement/prospectus discussed below and other documents filed by Northern Genesis 2 from time to time. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Embark and Northern Genesis 2 caution that the foregoing list of factors is not exhaustive and not to place undue reliance upon any forward-looking statements, including projections, which speak only as of the date made. Embark and Northern Genesis 2 undertake no obligation to and accepts no obligation to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.

Additional Information About the Proposed Transactions and Where to Find It

The proposed transactions will be submitted to stockholders of Northern Genesis 2 for their consideration. Northern Genesis 2 intends to file a registration statement on Form S-4 (the “Registration Statement”) with the SEC which will include preliminary and definitive proxy statements to be distributed to Northern Genesis 2’s stockholders in connection with Northern Genesis 2’s solicitation for proxies for the vote by Northern Genesis 2’s stockholders in connection with the proposed transactions and other matters as described in the Registration Statement, as well as the prospectus relating to the offer of the securities to be issued to Embark’s shareholders in connection with the completion of the proposed merger. After the Registration Statement has been filed and declared effective, Northern Genesis 2 will mail a definitive proxy statement and other relevant documents to its stockholders as of the record date established for voting on the proposed transactions. Northern Genesis 2’s stockholders and other interested persons are advised to read, once available, the preliminary proxy statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/prospectus, in connection with Northern Genesis 2’s solicitation of proxies for its special meeting of stockholders to be held to approve, among other things, the proposed business combination, because these documents will contain important information about Northern Genesis 2, Embark and the proposed business combination. Stockholders may also obtain a copy of the preliminary or definitive proxy statement, once available, as well as other documents filed with the SEC regarding the proposed transactions and other documents filed with the SEC by Northern Genesis 2, without charge, at the SEC’s website located at www.sec.gov or by directing a request to Northern Genesis 2.

INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED OR DISAPPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Participants in the Solicitation

Northern Genesis 2, Embark and certain of their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitations of proxies from Northern Genesis 2’s stockholders in connection with the proposed transactions. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of Northern Genesis 2’s stockholders in connection with the proposed transactions will be set forth in Northern Genesis 2’s proxy statement/prospectus when it is filed with the SEC. You can find more information about Northern Genesis 2’s directors and executive officers in Northern Genesis 2’s Form 10-K filed with the SEC. Additional information regarding the participants in the proxy solicitation and a description of their direct and indirect interests will be included in the proxy statement/prospectus when it becomes available. Stockholders, potential investors and other interested persons should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from the sources indicated above.

No Offer or Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

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